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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                                   eToys, Inc.
                                ----------------
                                (Name of Issuer)


                         Common Stock ($.0001 par value)
                         -------------------------------
                         (Title of Class of Securities)


                                    297862104
                                 --------------
                                 (CUSIP Number)


                                December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the following box to designate the rule pursuant to which the Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 8 pages

CUSIP NO. 297862104

--------------------------------------------------------------------------------
   1.   Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Bill Gross' idealab! (95-4569774)
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)
--------------------------------------------------------------------------------
   3.   SEC Use only
--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization       United States of America
--------------------------------------------------------------------------------
Number of              5.   Sole Voting Power      14,043,040 shares
Shares              ------------------------------------------------------------
Beneficially           6.   Shared Voting Power       0
Owned by Each       ------------------------------------------------------------
Reporting              7.   Sole Dispositive Power       14,043,040 shares
Person With:        ------------------------------------------------------------
                       8.   Shared Dispositive Power       0
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person
        14,043,040 shares
--------------------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)    8.8%
--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)     CO
--------------------------------------------------------------------------------



                               Page 2 of 8 pages
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CUSIP NO. 297862104

--------------------------------------------------------------------------------
   1.   Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Bill Gross
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)

        (b)
--------------------------------------------------------------------------------
   3.   SEC Use only
--------------------------------------------------------------------------------
   4.   Citizenship or Place of Organization       United States of America
--------------------------------------------------------------------------------
Number of              5.   Sole Voting Power      14,043,040 shares
Shares              ------------------------------------------------------------
Beneficially           6.   Shared Voting Power       0
Owned by Each       ------------------------------------------------------------
Reporting              7.   Sole Dispositive Power       14,043,040 shares
Person With:        ------------------------------------------------------------
                       8.   Shared Dispositive Power       0
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person
        14,043,040 shares
--------------------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)    8.8%
--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)     IN
--------------------------------------------------------------------------------



                               Page 3 of 8 pages

ITEM 1.

        (a)     Name of Issuer: eToys, Inc.

        (b) Address of Issuer's Principal Executive Offices: 3100 Ocean Park Blvd., Suite 300, Santa Monica, California 90405


ITEM 2.

        (a) Name of Person Filing: This statement is being filed jointly by Bill Gross' idealab!, a California corporation, and Bill Gross, an individual (collectively, the "Reporting Persons"). Mr. Gross is the Chairman of the Board of Directors and CEO of Bill Gross' idealab! and exercises voting and investment power over shares held beneficially by Bill Gross' idealab!.

        (b)     Address of Principal Business Offices or, if none, Residence:
                The principal business offices of Bill Gross' idealab! and Mr. Gross are 130 W. Union St., Pasadena, CA 91103.

        (c) Citizenship: Bill Gross' idealab! is a California corporation and Mr. Gross is a United States citizen.

        (d) Title of Class of Securities: Common Stock ($.0001 par value) ("Common Stock")

        (e)     CUSIP Number: 297862104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under section 15 of the Act (15
                    U.S.C. 70o)

        (b)     [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c)

        (c)     [ ] Insurance company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c)

        (d)     [ ] Investment company registered under section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8)

        (e)     [ ] An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E)

        (f)     [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

        (g)     [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

        (h)     [ ] A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813)

        (i)     [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

        (j)     [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)


ITEM 4. OWNERSHIP


        As of December 31, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of shares of Common Stock:

        (a)     Amount Beneficially Owned: 14,043,040 * .

        (b)     Percent of Class: 8.8% .

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote: 14,043,040 * .

                (ii)    Shared power to vote or to direct the vote: 0 .

                (iii)   Sole power to dispose or to direct the disposition of:
                        14,043,040 * .

                (iv)    Shared power to dispose or to direct the disposition of:
                        0 .


* Bill Gross' idealab! is the record owner of 14,043,040 shares of Common Stock. Mr. Gross may be deemed the beneficial owner of such shares in his capacity as the Chairman of the Board of Directors and CEO of Bill Gross' idealab!. Mr. Gross exercises voting and investment power over shares held beneficially by Bill Gross' idealab!. Each of the reporting persons disclaim beneficial ownership of such shares of Common Stock of eToys to the extent it exceeds its pecuniary interest.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS



                               Page 4 of 8 pages

Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.


ITEM 10. CERTIFICATION

        By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 8 pages
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.



Date:  February 13, 2001               BILL GROSS' IDEALAB!



                                       By   /s/ Bill Gross
                                           -------------------------------------
                                       Name: Bill Gross

                                       Title: Chairman of the Board and CEO



Date:  February 13, 2001               By   /s/ Bill Gross
                                           -------------------------------------

                                       Name: Bill Gross



                               Page 6 of 8 pages
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                                  EXHIBIT INDEX

                                                                                     Page No.
                                                                                     --------
A.  Joint Filing Agreement, dated February 13, 2001 by and between Bill Gross'
      idealab! and Bill Gross                                                           8



                               Page 7 of 8 pages
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                                    EXHIBIT A

                             JOINT FILING AGREEMENT


        The undersigned hereby agree that the statement on Schedule 13G (Amendment No. 1) dated February 13, 2001 with respect to the Common Stock of eToys, Inc. is, and any amendments thereto (including amendments on Schedule
13G) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

        This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.


Date:  February 13, 2001               BILL GROSS' IDEALAB!



                                       By    /s/ Bill Gross
                                           -------------------------------------
                                       Name: Bill Gross

                                       Title: Chairman of the Board and CEO



Date:  February 13, 2001               By    /s/ Bill Gross
                                           -------------------------------------

                                       Name: Bill Gross



                               Page 8 of 8 pages